TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

January 20, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, D.C. 20549
Attn: Ernest Greene

RE:     Wuhan General Group (China), Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Forms 10-Q for the Fiscal Periods Ended March 31, 2010, June 30, 2010
and September 30, 2010
File No. 1-34125

Dear Mr. Greene:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 16, 2010 (the “Comment Letter”) with respect to the above-referenced Form 10-K and Forms 10-Q filed by Wuhan General Group (China), Inc. (the “Company”).  We are authorized by the Company to provide the responses contained in this letter on its behalf.  The terms “we,” “us,” and “our” in the responses refer to the Company, and to the extent applicable, its operating subsidiaries Wuhan Blower Co., Ltd. (“Wuhan Blower”), Wuhan Generating Equipment Co., Ltd. (“Wuhan Generating”) and Wuhan Sungreen Environment Protection Equipment Co., Ltd. (“Wuhan Sungreen”).

For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

January 20, 2011

Where a comment requests additional disclosures or other revisions to be made to any other future filings, we will make such disclosures and revisions as applicable.

Financial Statements

Statements of Cash Flows, page F-8
10. Construction in Progress. page F-22

2.	We have read your response to prior comment two. Please address the following:

•
We continue to have difficulty understanding how you arrived at the non-cash purchase amount of Sukong assets of $20.1 million. In entry 2 in Exhibit A, you have explained the non-cash settlement of $14.6 million. Please help us reconcile the difference between the $14.6 million in entry 2 and the $20.1 million identified as the purchase price of the Sukong assets;

Please see the attached Exhibit A, which has been revised to show that the total amount used as partial settlement of the Sukong assets through multi-parties offsetting of RMB 100,260,210 has been re-translated to USD 14,400,547 (in row 1R, using the 2008 year average rate) instead of USD 14,627,558 (in row 1, using the 2008 year end rate).  This is because the incorrect year end rate was used in calculating entry 2 in the version of Exhibit A that was previously provided.  The total purchase price of USD 20,136,421 is obtained by adding together all of Hubei Gongchuang’s other account payable balances, which are USD 5,735,874 and USD 14,400,547.  This total amount is the amount being adjusted for the net operating cash flow.

•
In entry 3 in Exhibit A, please tell us how this entry relates to the purchase of the Sukong assets. It appears that this entry does not relate to the purchase of the Sukong assets. Please revise or advise accordingly;

Entry 3 in the previously provided Exhibit A was not related to the purchase of the Sukong assets.  This entry has been removed in the attached Exhibit A.

•	You disclosed that you still owe $5.4 million in connection with the acquisition and development of the Sukong assets. Please confirm whether these amounts are owed to Hubei Gonchuang as well;

Approximately USD 300,000 of the USD 5,735,874 is still owed to Hubei Gongchuang in connection with the acquisition and development of the Sukong assets.

January 20, 2011

•
You disclosed that your independent appraisal firm concluded that once the entire construction of these additional projects is completed, the purchase price should be considered fair. Please tell us how you determined that that purchase price of the Sukong assets was fair given that additional construction needed to be completed in order for the assets to be used in operations. Given the initial purchase of the Sukong assets, please tell us how you determined that no gain or loss resulted from this transaction; and

Please see Exhibit A1, which shows that the purchase consideration of the acquisition of RMB 168 million (USD 24.5 million) was sustained by the valuation of the concerned assets by the independent valuator (Hubei Heng Feng Financial Consultancy Appraisal Company Limited) engaged by Wuhan Blower. In addition, the capital verification report provided by Wuhan Sungreen in relation to the investment by Wuhan Blower valued the Sukong assets at RMB 168 million. As the purchase consideration for the assets and the amount invested to the subsidiary were the same and fairly stated, there was no gain or loss resulting from this transaction. The valuation was further performed by another independent appraisal firm, Zhuhai Gong Ping Si Yuan Assets Appraisal Company Limited, who was engaged by our independent auditor based on the full completion of all the assets (including completion and additional construction of buildings and full installation of the equipment in use) to be used in the operations of Wuhan Sungreen.  The additional construction projects to be provided by Hubei Gongchuang were at no extra cost to the Company and were considered part of the purchase consideration.  Therefore, the independent appraisal concluded that, with an acceptable variance of RMB 9.2 million, the purchase price was fairly stated.

The Company did not have to write down or discount the value of accounts receivable due to the Company that were transferred to Hubei Gongchuang.  The Company transferred all of these assets at their face value, and consequently, it did not record any gain or loss regarding the transfer of these assets as payment for the Sukong assets.

•
It is still not clear how you have determined that your non-cash purchase of Sukong assets in the amount of $20.1 million represents an adjustment to reconcile net income to net cash used in operating activities. Please tell us why this non-cash purchase was included as an adjustment within operating cash flows. Please provide us with a comprehensive response that shows how you determined that your accounting for this non-cash transaction is appropriate.

The adjustment of cash flow according to FAS 95 required format is as follows:

Supplemental schedule of non-cash investing and financing activities

The Company invested in Wuhan Sungreen for RMB 168 million (USD 24.5 million) in the form of assets acquired from Hubei Gongchuang in the form of the Sukong assets.  In conjunction with the acquisition, liabilities were assumed as follows:

January 20, 2011

Fair value of assets acquired and invested as capital stock of Wuhan Sungreen	USD 24.5 million
Offset payment with Hubei Gongchuang	USD 20.1 million
Liabilities assumed	USD 4.4 million

When the Company calculates cash flows from operations, it must explain the changes in the operating assets and liabilities by calculating the differences.  Such differences typically would indicate that there were significant cash transactions that occurred in the normal course of business.  However, the purchase of the Sukong assets significantly changed the account balances in other accounts receivable and other accounts payable from multi-parties, including Hubei Gongchuang.  The purchase of the Sukong assets was not in the normal course of business.  Further, if a reconciling item was not indicated, the user of the financial statement would be lead to believe that the significant changes in the account balances were cash transactions when, in fact, the significant changes represented the Company settling payments for the Sukong assets.  The Sukong assets did not involve direct movements of cash used in operating activities but instead were purchased by the transfer of assets in the form of receivable balances to Hubei Gongchuang and by accruing other accounts payable due to Hubei Gongchuang.

Form 10-Q for the Fiscal Period Ended September 30, 2010

Statements of Cash Flows, page 7

3.
We have read your response to prior comment three. You believe that a restatement of your statements of cash flows is appropriate and that such restatement should be presented as an error correction. Please address the following:

•	Please tell us when you discovered this revision needed to be made;

When the Company was preparing the Form 10-Q for the quarter ended March 31, 2009, the Company discovered an error with the classification of an amount as construction in progress instead of inventory in the financial statements in the Form 10-K for the year ended December 31, 2008 (the "2008 10-K").  At the time, the Company believed that the amount was not materially misstated based on the amount as a percentage of total assets, and the misclassification did not impact earnings.  Therefore, the Company decided not to restate its 2008 10-K but believed it should indicate the error in its Form 10-Q for the quarter ended March 31, 2009.

•	Please tell us the specific periods which were revised or need to be revised. Please specifically state the annual and or interim financial statements that were impacted by this restatement;

January 20, 2011

The Company disclosed the reclassification of assets related to the Huangli Project in its Form 10-Q for the quarter ended March 31, 2009, which was filed with the Commission on May 15, 2009.

•
Your response indicates that the error correction impacted previously reported amounts of cash flows from operating activities and cash flows from investing activities on your cash flow statements. It also appears that the error correction impacted previously reported amounts of inventory and construction in progress on your balance sheets. For each period impacted by the error correction, please provide us with a table which shows the as reported amounts as well as the as restated amounts for each of these financial statement line items as well as any additional financial statement line items impacted. Your response should include this information for the year ended December 31, 2009. The as reported amounts should reflect the same amounts included in your Form 10-K for the year ended December 31, 2009;

Please see the attached Exhibit B.

•	Please confirm that this error correction did not impact the financial statements for any period in 2010;

The correction of error did not impact the financial statements for any period in 2010.

•
In your previous response, you indicated that the amounts related to the reclassification were previously reflected as a use of cash under investing activities due to the duplicate use of identical general ledger account numbers. It is unclear from your disclosure in your Form 10-Q for the period ended September 30, 2010 whether these revisions impacted your cash flows from investing activities for the period ended September 30, 2009. Please help us understand the impact of your revisions on your financial statements provided in the Form 10-Q for the period ended September 30, 2009. Please provide us with a summary of the impact on your financial statements including amounts as reported and as restated; and

There was no duplication of general ledger accounts.  The Company created an account that based on number sequencing would be categorized as a long-term asset rather than its proper classification as a short-term asset.  This misclassification led to an overstatement in the net cash provided from operating activities and overstatement in the amount of net cash used in investing activities for the year ended December 31, 2008.  Upon the discovery of the error, the cash provided from operating activities and net cash used in investing activities have been properly stated, but the line items within those categories can be potentially confusing.  Please refer to the table in Exhibit B for a summary of the impact to the statements of cash flows and the balance sheets.

January 20, 2011

•
Given that the amounts resulted in revisions to inventory, please also tell us how you determined that this revision did not impact your cost of sales and correspondingly your results of operations during fiscal years 2008 and 2009.

There was no impact to cost of sales related to the misclassifications of these items, because when the Company recognized cost and related revenue for these items, they were credited out of the construction in progress account and debited to the cost of sales account.  The errors only impacted the presentation of the financial statements but not the earnings of the Company.  Regardless of the amount being either classified in construction in progress account or the amounts reclassified to inventory, the amounts were still charged to the income statement for the correct amounts and correct accounting period.  Subsequent review of credits to those accounts showed that those amounts were expensed properly.

Please see a sample below:

Account	Date	Voucher No.	Description	Debit	Credit
Construction in Progress (Materials)	3/30/2009	405	HuangLi	¥ 3,051,030	¥ -
Cost of Sales	3/30/2009	405	HuangLi	¥ -	¥ 3,051,030

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 38
General

4.
We have read your response to prior comment four. You believe that the reclassification of all long-term debt related to the Standard Charter loan to short-term was not a correction of an error as of December 31, 2009 and March 31, 2010 and correspondingly did not require you to treat it as a correction of an error for disclosure purposes. Please help us understand how you made this determination with specific reference to the accounting literature that you are relying upon in making this determination. Please also address the appropriateness of your classification pursuant to FASB ASC 470-10-45-1 at December 31, 2009 and March 31, 2010. Please specifically tell us what consideration was given to Example 1 provided in ASC 470-10-55-2 through 6 as well as the provisions of ASC 470-10-45-13 through 20 which are referred to in ASC 470-10-55-6. Please also tell us the specific loan that was used in July 2010 to repay the debt in full to Standard Chartered and whether this new loan was long-term.

January 20, 2011

The Company believes that its classification of loans from Standard Chartered Bank was not erroneously classified as long-term debt at December 31, 2009.  However, for comparative purposes, the Company has decided to restate those figures to short-term debt.  As such, the Company has reviewed FASB ASC 470-10 and believes it has complied with the guidance and determined that the amounts were properly classified.  The Company has considered the relevant accounting literature and provided its analysis below.  The Company’s analysis is indicated in italics.

Classification of Debt that Includes Covenants

45-1  Some long-term loans require compliance with certain covenants that must be met on a quarterly or semiannual basis. If a covenant violation occurs that would otherwise give the lender the right to call the debt, a lender may waive its call right arising from the current violation for a period greater than one year while retaining future covenant requirements. Unless facts and circumstances indicate otherwise, the borrower shall classify the obligation as noncurrent, unless both of the following conditions exist:

a.	A covenant violation that gives the lender the right to call the debt has occurred at the balance sheet date or would have occurred absent a loan modification.

The Company violated the above criterion.

b.	It is probable that the borrower will not be able to cure the default (comply with the covenant) at measurement dates that are within the next 12 months.

The Company believed that it would be able to cure the covenant violations in 12 months.

The Company believes it only met one of the two criteria above.

45-13  Short-term obligations arising from transactions in the normal course of business that are due in customary terms shall be classified as current liabilities.  A short-term obligation shall be excluded from current liabilities only if the conditions in the following paragraph are met.  Funds obtained on a long-term basis before the balance sheet date would be excluded from current assets if the obligation to be liquidated is excluded from current liabilities.

N/A.  The Company’s obligations were long-term in nature and there was no intent or actions to liquidate these debts within the short-term.  The Company had just entered into these debts.

January 20, 2011

Intent and Ability to Refinance on a Long-Term Basis

45-14  A short-term obligation shall be excluded from current liabilities if the entity intends to refinance the obligation on a long-term basis (see paragraph 470-10-05-7) and the intent to refinance the short-term obligation on a long-term basis is supported by an ability to consummate the refinancing demonstrated in either of the following ways:

At the balance sheet date, the Company had no intention to refinance its long-term debt obligations because it had just entered into the loan with Standard Chartered in November 2009.

a.)  Post-balance-sheet-date issuance of a long-term obligation or equity securities. After the date of an entity's balance sheet but before that balance sheet is issued or is available to be issued (as discussed in Section 855-10-25), a long-term obligation or equity securities have been issued for the purpose of refinancing the short-term obligation on a long-term basis. If equity securities have been issued, the short-term obligation, although excluded from current liabilities, shall not be included in owners' equity.

N/A.  The Company did not issue any long-term debt or equity securities post balance sheet date.

b.)  Financing agreement. Before the balance sheet is issued or is available to be issued (as discussed in Section 855-10-25), the entity has entered into a financing agreement that clearly permits the entity to refinance the short-term obligation on a long-term basis on terms that are readily determinable, and all of the following conditions are met:

1.  The agreement does not expire within one year (or operating cycle—see paragraph 470-10-05-7) from the date of the entity's balance sheet and during that period the agreement is not cancelable by the lender or the prospective lender or investor (and obligations incurred under the agreement are not callable during that period) except for violation of a provision with which compliance is objectively determinable or measurable. For purposes of this Subtopic, violation of a provision means failure to meet a condition set forth in the agreement or breach or violation of a provision such as a restrictive covenant, representation, or warranty, whether or not a grace period is allowed or the lender is required to give notice. Financing agreements cancelable for violation of a provision that can be evaluated differently by the parties to the agreement (such as a material adverse change or failure to maintain satisfactory operations) do not comply with this condition.

N/A.  No refinancing agreement was entered into before the balance sheet was issued.

2.  No violation of any provision in the financing agreement exists at the balance sheet date and no available information indicates that a violation has occurred thereafter but before the balance sheet is issued or is available to be issued (as discussed in Section 855-10-25), or, if one exists at the balance sheet date or has occurred thereafter, a waiver has been obtained.

N/A.  The Company only determined the violation had occurred when the balance sheet was ready to be issued.

January 20, 2011

3.  The lender or the prospective lender or investor with which the entity has entered into the financing agreement is expected to be financially capable of honoring the agreement.

N/A.  There was no potential lender or investor to provide refinancing.

45-15  Repayment of a short-term obligation before funds are obtained through a long-term refinancing requires the use of current assets. Therefore, if a short-term obligation is repaid after the balance sheet date and subsequently a long-term obligation or equity securities are issued whose proceeds are used to replenish current assets before the balance sheet is issued or is available to be issued (as discussed in Section 855-10-25), the short-term obligation shall not be excluded from current liabilities at the balance sheet date.  See Example 5 (paragraph 470-10-55-33) for an illustration of this guidance.

N/A.  The Company was not repaying a short term obligation.  It had just entered into a long-term obligation before the balance sheet date.

45-16  If an entity's ability to consummate an intended refinancing of a short-term obligation on a long-term basis is demonstrated by post-balance-sheet-date issuance of a long-term obligation or equity securities (see paragraph 470-10-45-14(a)), the amount of the short-term obligation to be excluded from current liabilities shall not exceed the proceeds of the new long-term obligation or the equity securities issued.

N/A.  The Company was not entering into any refinancing agreements after the balance sheet date before the issuance of the Form 10-K.

45-17  If ability to refinance is demonstrated by the existence of a financing agreement (see paragraph 470-10-45-14(b)), the amount of the short-term obligation to be excluded from current liabilities shall be reduced to the amount available for refinancing under the agreement if the amount available is less than the amount of the short-term obligation.

N/A.  The Company was not entering into any refinancing agreements after the balance sheet date before the issuance of the Form 10-K.

45-18  The amount to be excluded shall be reduced further if information (such as restrictions in other agreements or restrictions as to transferability of funds) indicates that funds obtainable under the agreement will not be available to liquidate the short-term obligation.

           N/A.  The Company was not entering into any refinancing agreements after the balance sheet date before the issuance of the Form 10-K.

January 20, 2011

45-19  Further, if amounts that could be obtained under the financing agreement fluctuate (for example, in relation to the entity's needs, in proportion to the value of collateral, or in accordance with other terms of the agreement), the amount to be excluded from current liabilities shall be limited to a reasonable estimate of the minimum amount expected to be available at any date from the scheduled maturity of the short-term obligation to the end of the fiscal year (or operating cycle—see paragraph 470-10-05-7). If no reasonable estimate can be made, the entire outstanding short-term obligation shall be included in current liabilities.

           N/A.  The Company was not entering into any refinancing agreements after the balance sheet date before the issuance of the Form 10-K.

45-20  The entity may intend to seek an alternative source of financing rather than to exercise its rights under the existing agreement when the short-term obligation becomes due. The entity must intend to exercise its rights under the existing agreement, however, if that other source does not become available. The intent to exercise may not be present if the terms of the agreement contain conditions or permit the prospective lender or investor to establish conditions, such as interest rates or collateral requirements that are unreasonable to the entity.

N/A.  The Company was not entering into any refinancing agreements after the balance sheet date before the issuance of the Form 10-K, and the Company did not have any rights to exercise.  The obligation was not yet due.  The Company had just entered into these loans.

Example 1: Classification of Long-Term Debt that Includes Covenants

55-2  This Example illustrates the guidance in paragraph 470-10-45-1 for the classification of long-term debt when a debt covenant violation is waived by a lender for a period greater than a year.

55-3  A borrower has a long-term loan that requires compliance with certain covenants, such as maintenance of a minimum current ratio, minimum debt-to-equity ratio, or minimum level of shareholders' equity.  The borrower must meet the covenants on a quarterly or semiannual basis.  At one of the compliance dates, the borrower violates a covenant.  That violation gives the lender the right to call the debt.  The lender waives that right for a period greater than one year but retains the future covenant requirements.

55-4  The issue is whether the waiver of the lender's rights resulting from the violation of the covenant with the retention of the periodic covenant tests represents, in substance, a grace period.  If viewed as a grace period, the borrower would classify the debt as current (see paragraph 470-10-45-12) unless it is probable that the borrower can cure the violation (comply with the covenant) within the grace period. Specifically, the balance sheet classification of an obligation is considered in the following situations:

January 20, 2011

a.
The debt covenants are applicable only after the balance sheet date, and it is probable that the borrower will fail to meet the covenant requirement at the compliance date three months after the balance sheet date.

The covenants were in effect as of the balance sheet date.

b.
The borrower meets the current covenant requirement at the balance sheet date, and it is probable that the borrower will fail to meet the same covenant requirement at the compliance date in three months.

The Company was not compliant with the covenants at the balance sheet date.  However, the Company could not determine if it would be in compliance at subsequent balance sheet date three months down the line.  The Company did not exceed the benchmarks indicated in the covenants by a significant amount.  Therefore, future compliance with the covenants could not be determined.

c.	The borrower meets the current covenant requirement, and it is probable that the borrower will fail to meet a more restrictive covenant requirement applicable at the compliance date in three months.

The Company believed that it was going to meet the current and more restrictive covenants going forward.  The Company had just entered into the loans a very short time before the balance sheet date.  The Company would not have entered into these contracts if it did not believe at the balance sheet date, the loans were going to be long-term in nature.

d.
The borrower has met the covenant requirement in the prior quarter but before the balance sheet date negotiates a modification of the loan agreement that eliminates the covenant requirement at the balance sheet date or modifies the requirement so that the borrower will comply. Absent the modification, the borrower would have been in violation of the covenant at the balance sheet date. The same or a more restrictive covenant must be met at the compliance date in three months, and it is probable that the borrower will fail to meet that requirement at that subsequent date.

N/A.  The balance sheet date was the first quarter the Company was subject to the loan covenants.

e.
The borrower is in violation of the current covenant requirement at the balance sheet date and, after the balance sheet date but before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25), obtains a waiver. The same or a more restrictive covenant must be met at the compliance date in three months, and it is probable that the borrower will fail to meet that requirement at that subsequent date.

January 20, 2011

While it was possible that the Company would not meet the covenant requirements at the next balance sheet date, the Company believed that it would be able to satisfy the covenants in future quarters.

As evidenced in the Company’s Form 10-Q for the quarter ended March 31, 2010, violations of the covenants were not significant, indicating the probability of violation of the covenants were not definitive at December 31, 2009. Therefore, the Company believes its classification at December 31, 2009 was within the guidance provided in this literature.  It also should be noted that the Company was able to secure waivers for the covenant violations at December 31, 2009 and March 31, 2010 because of its continued communication with Standard Chartered during that time period to ensure that the loans would not be called.  Furthermore, during the quarter ended March 31, 2010, Standard Chartered was still in the course of releasing funds to the Company, indicating by its action that the loan would not be called.

55-5  In the situations described in (a) through (c) of the preceding paragraph, the debt would be classified as noncurrent, in which case the borrower would be required to disclose the adverse consequences of its probable failure to satisfy future covenants.

N/A.

55-6  In the situations described in paragraph 470-10-55-4(d) through (e), the debt would be classified as current. However, if the debt is expected to be refinanced on a long-term basis and the borrower meets the provisions of paragraphs 470-10-45-13 through 45-20, the debt would be classified as noncurrent.

N/A.  The Company has interpreted the literature in paragraphs 470-10-55-4(d) through (e), as shown above and drawn its conclusion based on the facts indicated above.  The Company should be able to classify its debt as long-term debt because it had just entered into the debt before the balance sheet date, and the Company believed that it would be able to satisfy the covenants in future quarters.

As seen above, the Company believes paragraphs 45-13 to 45-20 are not applicable to the Company’s situation.  The above passages are all predicated on the fact that Company had the intention and ability to refinance its long-term obligations from the balance sheet date up to the point of the issuance of the balance sheet.  The Company neither had the intent nor the means to refinance its long-term with new long-term debt at that time.

January 20, 2011

The loans from Hankou Bank were used to refinance the debts owed to Standard Chartered.  The loan table in the Form 10-Q for quarter ended September 30, 2010 under “Note 13. Bank Loans and Notes” line items 7 and 22 detail the loans procured from Hankou Bank.  These funds were used to repay Standard Chartered.  The loans procured from Hankou Bank are both short-term and long-term.  The Company has included the table below for additional clarity of the loans provided by Hankou Bank that were used to repay Standard Chartered.  In the Company’s Current Report on Form 8-K filed with the Commission on October 22, 2010, the Company disclosed that part of the proceeds received from the Hankou Bank loan were used to repay all amounts owed to Standard Chartered.

Subsidiary	Type	Bank	Due Date	Interest Rate	Amount
Wuhan Blower	Bank Loans	Hankou Bank	6/29/2011	5.31%	19,050,178
Wuhan Generating	Bank Loans	Hankou Bank	6/29/2011	5.31%	4,478,882
					23,529,060

*  *  *  *  *

We appreciate the assistance the Staff has provided with its comments.  If you have any questions, please do not hesitate to call me at (404) 885-3310 or Henry Rothman at (212) 704-6179.

Sincerely,

/s/ Paul Davis Fancher

Paul Davis Fancher

cc:	Philip Lo
Wuhan General Group (China), Inc.
Henry Rothman, Esq.
Troutman Sanders LLP
Juliet Sy, Esq.
Troutman Sanders LLP

Samuel H. Wong
Samuel H. Wong & Co., LLP
Patrick Wong
Samuel H. Wong & Co., LLP

Exhibit A

		RMB	USD	2008 year end exchange rate	6.8542
				2008 year average rate	6.96225
1)	Hubei Gongchuang - other account payable	100,260,210	14,627,558

1R)	Hubei Gongchuang - other account payable	100,260,210	14,400,547
	Being the partial settlement for the acquisition of the Sukong assets on Hubei Gongchuang - other account payable, through multi-parties offsetting balances of other account receivables

2)	Hubei Gongchuang - other account payable	39,314,826	5,646,856
	Being the other payable balance for the purchase of the Sukong assets

Total non-cash purchase amount			20,047,404

Exhibit A1

	A	B	C			D
	Purchase Consideration for acquisition of "Sukong assets"	Valuation report by Valuator (Heng Feng) engaged by Purchaser	Wuhan Sungreen Capital verification report	6.8542		Per Auditor's valuator (Gong Ping Si Yuan) report	Items not included in the valuator (Gong Ping Si Yuan) report	Outstanding investment	Total value of the valuation
	RMB	RMB	RMB	USD		RMB	RMB	RMB	RMB
Land use right	71,789,299	71,789,299	71,789,299	10,473,768		62,585,543		-
Buildings - Factory	33,157,600	33,157,600	33,157,600	4,837,559		21,123,280		12,034,320
Buildings - New Office Building	36,252,431	36,252,431	36,252,431	5,289,083		16,587,318		19,665,113
Equipments	13,211,300	13,211,300	13,211,300	1,927,475		5,720,358		7,490,942
Raw materials	5,589,227	5,589,227	5,589,227	815,446		5,609,591		-
Buildings - power supply & sewage system	7,000,000	7,000,000	7,000,000	1,021,272		-	7,000,000
Buildings - roadways, outer wall and lanscaping	1,000,143	1,000,143	1,000,143	145,917		-	1,000,143
	168,000,000	168,000,000	168,000,000	24,510,519		111,626,089	8,000,143	39,190,375	158,816,608
					USD	16,285,794		5,717,717

Variance between the two reports being considered acceptable
9,183,392

Exhibit B

	At December 31, 2008			At March 31, 2009			At June 30, 2009
Balance Sheet	Original	Restated	Difference	Original	Restated	Difference	Original	Restated	Difference
Current Assets
Inventory	8,395,467	10,583,906	(2,188,439)	N/A	N/A	N/A	N/A	N/A	N/A

Non Current Assets
Construction in Progress	30,276,011	28,087,572	2,188,439	N/A	N/A	N/A	N/A	N/A	N/A

	For the year ended			For the three months ended			For the six months ended
	December 31, 2008			March 31, 2009			June 30, 2009
Statements of Cash Flows	Original	Restated	Difference	Original	Restated	Difference	Original	Restated	Difference
Cash Flows from Operating Activities
Reclassification of assets related to Huangli Project from Construction in Progress to Inventory	N/A	N/A	N/A	1,745,496	-	1,745,496	1,745,496	-	1,745,496
Decrease/(Increase) in Inventory	(499,507)	(2,687,946)	(2,188,439)	(12,512,566)	(10,767,070)	(1,745,496)	(13,544,144)	(11,798,648)	(1,745,496)

Cash Flows from Investing Activities
Payments for Purchases and Construction of Plant & Equipment*	(24,408,675)	(2,155,271)	(22,253,404)	N/A	N/A	N/A	N/A	N/A	N/A

*the restated amount incorporates two revisions, one is related to correction of error for the misclassification of the Huangli Project Assets addressed in this spreadsheet and the other is related to the purchase of the Sukong assets			(20,064,965)

Exhibit B (continued)

	At			At
	September 30, 2009			December 31, 2009
Balance Sheet	Original	Restated	Difference	Original	Restated	Difference
Current Assets
Inventory	N/A	N/A	N/A	N/A	N/A	N/A

Non Current Assets
Construction in Progress	N/A	N/A	N/A	N/A	N/A	N/A

	For the nine months ended			For the year ended
	September 30, 2009			December 31, 2009
Statements of Cash Flows	Original	Restated	Difference	Original	Restated	Difference
Cash Flows from Operating Activities
Reclassification of assets related to Huangli Project from Construction in Progress to Inventory	1,745,496	-	1,745,496	N/A	N/A	N/A
Decrease/(Increase) in Inventory	(14,434,609)	(12,689,113)	(1,745,496)	N/A	N/A	N/A

Cash Flows from Investing Activities
Payments for Purchases and Construction of Plant & Equipment*	N/A	N/A	N/A	N/A	N/A	N/A

*the restated amount incorporates two revisions, one is related to correction of error for the misclassification of the Huangli Project Assets addressed in this spreadsheet and the other is related to the purchase of the Sukong assets